Exhibit 21-5
SUBSIDIARIES OF DTE ENERGY COMPANY
DTE Energy Company’s principal subsidiaries as of December 31, 2009 are listed below. All other subsidiaries, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

Subsidiary	State of Incorporation
1. The Detroit Edison Company	Michigan
2. DTE Enterprises, Inc.	Michigan
3. DTE Energy Resources, Inc.	Michigan
4. Michigan Consolidated Gas Company	Michigan